FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

December, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record No. 0114

Santiago, December 18, 2015

 Ger. Gen. N° 199/2015.

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

Ref.:  Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

In the Extraordinary Shareholders’ Meeting (“ESM”) held today, shareholders were informed about the Enersis Group’s Corporate Reorganization proposal (the “Reorganization”) which consists of (a) the spin-off of Enersis S.A. (“Enersis”) and its subsidiaries Endesa Chile and Chilectra S.A. ("Chilectra"), and (b) the subsequent merger of the companies that own shares in businesses outside of Chile. Additionally, shareholders were provided with all information that was used as a basis to justify the Corporate Reorganization and estimated terms of this possible merger.

Subsequently, The Extraordinary Shareholders’ Meeting, with the legal quorum required, approved the demerger of  Endesa Chile into two companies (the “Spin-Off”). As a result of this Spin-Off, Endesa Américas S.A. (“Endesa Américas”), a new publicly held company, which will be governed under Chapter XII of D.L. 3,500 and which was allocated the shareholdings and other associated assets and liabilities of Endesa Chile outside Chile. All of Endesa Chile’s shareholders will participate in Endesa Américas in the same proportion that they had in the Endesa Chile’s capital, with a number of shares equal of what they had in the spun-off company (ratio 1:1); remaining in the demerged Endesa Chile all the respective business currently performed in Chile, including the equity comprising the assets, liabilities and administrative authorizations in Chile not expressly allocated to Endesa Américas in the Spin-Off.

The Spin-Off is subject to the conditions precedent, consisting of the ESM minutes, in which the spin-offs of Chilectra and Enersis are approved and are duly recorded as a public deed and their respective excerpts have been registered and published duly and promptly in accordance with the law. To comply with this condition precedent, it is sufficient that the meetings approve the spin-offs with the quorum required by law and that minutes of the meetings are signed. Additionally, it was approved that the Spin-Off will take effect on the first calendar day of the following month after the public deed of fulfillment of the conditions for  the Spin-Off is granted, notwithstanding the prompt fulfillment of the registration formalities in the corresponding Commercial Registry and the publications of the excerpt recorded as public deed of the ESM minutes that approved the Spin-Off in the Diario Official.

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

As part of the Spin-Off agreement, among other amendments to the by-laws of Endesa Chile, it was agreed to reduce the capital of Endesa Chile as a consequence of the Spin-Off from Ch$ 1,331,714,085,130, divided into 8,201,754,580 registered shares of the one series and without par value, to the new amount of Ch$ 552,777,320,871 divided into 8,201,754,580 registered shares of the one series and of no par value. Additionally, it was also agreed to (i) establish the capital of Endesa Américas, corresponding to the amount by which the capital of Endesa Chile has been decreased, divided into 8,201,754,580 registered common shares, all of the same series and without par value, and (ii) distribute the company’s equity interest between Endesa Chile and Endesa Américas, allocating assets and liabilities as indicated by the aforementioned meeting, to Endesa Américas.

The by-laws of Endesa Américas were approved, which, as of its effectiveness, shall be subject, in an anticipated and voluntarily manner, to the norms set forth in Article 50 Bis of the Chilean Companies Law related to the election of independent directors and the creation of the Directors’ Committee. Pursuant to the above, an interim Board of Directors Endesa Américas was appointed in accordance with Article 50 bis and its remuneration was determined, appointing Mrs. María Loreto Silva R., Mr. Eduardo Novoa C. and Mr. Hernan Cheyre V. as independent directors, and Messrs. Enrico Viale, Ignacio Mateo Montoya, Francesco Buresti, Vittorio Vagliasindi, Mauro Di Carlo and Mrs. Francesca Gostinelli as non-independent directors, recording as evidence the vote of the controller of Endesa Chile, its members and its related persons.

The shareholders appointed KPMG Auditores Consultores Limitada as the external audit company of Endesa Américas, and Messrs. Rolf Heller Ihle and Manuel Onteto Faure as Accounts Inspectors of Endesa Américas, with Mrs. Marcela Araya N. and Mr. Ignacio Rodriguez L., as Alternates Accounts Inspectors.

Finally, the meeting agreed that Endesa Chile will continue to be, and Endesa Américas will be, subject to Resolution No. 667 of the Honorable Resolution Commission, dated October 30, 2002.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago – Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: December 22, 2015